UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65486 / October 5, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14535

In the Matter of	:
	: ORDER MAKING FINDINGS AND
ASTRALIS LTD.,	: REVOKING REGISTRATIONS BY
CAVIT SCIENCES, INC.,	: DEFAULT AS TO THREE
CRYSTAL INTERNATIONAL TRAVEL	: RESPONDENTS
GROUP, INC., and	:
TASKER PRODUCTS CORP.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on September 7, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by September 9, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due September 22, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Answers have been filed, and the time for filing has expired. The Division is in settlement negotiations with Astralis Ltd.

Cavit Sciences, Inc. (Cavit), Crystal International Travel Group, Inc. (Crystal), and Tasker Products Corp. (Tasker) (collectively, Respondents),[1] are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Cavit (CIK No. 1368502) is a dissolved Florida corporation located in Patterson, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cavit is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $618,189 for the prior nine months. As of September 2, 2011, the common stock of Cavit was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[1] This proceeding is still ongoing as to Astralis Ltd.

Crystal (CIK No. 1069322) is a void Delaware corporation located in Morristown, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Crystal is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended July 31, 2007. As of September 2, 2011, the common stock of Crystal was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Tasker (CIK No. 1084557) is a void Delaware corporation located in Fairlawn, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Tasker is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008. On May 28, 2009, Tasker was the subject of an involuntary Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of New York, which was still pending as of September 2, 2011. As of September 2, 2011, the common stock of Tasker was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Cavit Sciences, Inc., Crystal International Travel Group, Inc., and Tasker Products Corp., is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge